UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________________________________
FORM 8-K
 _____________________________________________
Current Report
Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported) September 14, 2018
 _____________________________________________
Marathon Petroleum Corporation
(Exact name of registrant as specified in its charter)
 _____________________________________________

Delaware	001-35054	27-1284632
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

539 South Main Street Findlay, Ohio	45840
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code:
(419) 422-2121
(Former name or former address, if changed since last report.)
 _____________________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.
As previously disclosed, on April 29, 2018, Marathon Petroleum Corporation, a Delaware corporation (“we,” “MPC” or the “Parent”) entered into an Agreement and Plan of Merger, dated as of April 29, 2018 (as amended, the “Merger Agreement”) with Andeavor, a Delaware corporation (“Andeavor” or the “Company”), Mahi Inc., a Delaware corporation (“Merger Sub 1”), and Mahi LLC, a Delaware limited liability company (“Merger Sub 2”). Pursuant to the Merger Agreement, (1) Merger Sub 1 will merge with and into Andeavor, with Andeavor continuing as the surviving entity (the “First Merger”), and (2) the surviving entity of the First Merger will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity and a wholly owned subsidiary of MPC (the “Second Merger” and collectively with the First Merger, the “Merger”). On August 3, 2018, we filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus (the “Definitive Proxy Statement”) with respect to the special meeting of MPC shareholders scheduled to be held on September 24, 2018 in connection with the Merger (the “Special Meeting”).

Litigation Related to the Combination
As previously disclosed, in connection with the Merger, six putative class actions were filed between June 20 and July 11, 2018 against one or more of Andeavor, the directors of Andeavor, and MPC, Merger Sub 1 and Merger Sub 2 (MPC, Merger Sub 1 and Merger Sub 2, collectively the “MPC Defendants”). Two complaints, Malka Raul v. Andeavor, et al., case number 5:18-cv-0611, and Stephen Bushansky v. Andeavor, et al., case number 5:18-cv-642, were filed in the U.S. District Court for the Western District of Texas. Four other complaints, captioned The Vladimir Gusinsky Rev. Trust v. Andeavor, et al., case number 1:18-cv-00927-LPS, Lawrence Zucker v. Andeavor, et al., case number 1:18-cv-00946-LPS, Mel Gross v. Andeavor, et al., case number 1:18-cv-00964-LPS, and Hudson v. Andeavor, et al., case number 1:18-cv-01024-VAC-CJB, were filed in the U.S. District Court for the District of Delaware.
The complaints generally allege that Andeavor, the directors of Andeavor and the MPC Defendants disseminated a false or misleading registration statement regarding the proposed Merger in violation of Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and SEC Rule 14a-9 promulgated thereunder. Specifically, the complaints allege that the registration statement filed by MPC misstated or omitted material information regarding the parties’ financial projections and the analyses performed by Andeavor’s and MPC’s respective financial advisors, and that disclosure of material information is necessary in light of preclusive deal protection provisions in the Merger Agreement, the financial interests of Andeavor’s officers and directors in completing the deal, and the financial interests of Andeavor’s and MPC’s respective financial advisors. The complaints further allege that the directors of Andeavor and/or the MPC Defendants are liable for these violations as “controlling persons” of Andeavor under Section 20(a) of the Exchange Act. The complaints seek injunctive relief, including to enjoin and/or rescind the Merger, damages in the event the Merger is consummated, and an award of attorneys’ fees, in addition to other relief.

Supplemental Disclosures to Definitive Proxy Statement
This supplemental information to the Definitive Proxy Statement should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Nothing herein shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. All page references in the information below are to pages in the Definitive Proxy Statement, and all terms used but not defined below shall have the meanings set forth in the Definitive Proxy Statement.
The following underlined language is added to the sixth full paragraph in the section of the Definitive Proxy Statement entitled “The Merger-Background of the Merger” that appears on page 84.
On April 6, 2018, Messrs. Goff and Heminger met to discuss the key terms of the transaction. While they previously had discussed different exchange ratios that would be required to achieve various premia, ~~D~~during this meeting, Messrs. Goff and Heminger first discussed the specific ~~discussed regarding an~~ exchange ratio of 1.87x MPC shares for each issued and outstanding Andeavor share, which implied an approximate 27% premium to the closing price of Andeavor stock on April 5, 2018 of $107.76, and was in line with their targeted approximate 30% premium to Andeavor’s share price based on a 30-day VWAP. They also discussed various corporate governance issues.

The following underlined language is added to the second paragraph in the section of the Definitive Proxy Statement entitled “The Merger-Background of the Merger” that appears on page 88.
Between April 16 and April 29, 2018, Messrs. Goff and Heminger continued to have discussions regarding various aspects of the transaction, including open issues in the merger agreement and commitments with respect to employee benefits, retention and compensation. Messrs. Goff and Heminger also began discussions regarding Mr. Goff’s role with the combined company.

Messrs. Goff and Heminger also decided during this time to defer specific discussions concerning the potential roles of other members of Andeavor management with the combined company until such time as the potential organizational structure for the combined company was determined. On April 20, 2018, Messrs. Goff and Heminger met in person to discuss transition and integration matters. On April 26, 2018, Messrs. Goff and Heminger held a telephone call to discuss the cash election mechanism of the merger and agreed to reflect the outcome of that discussion in the merger agreement. On April 28, 2018, Messrs. Goff and Heminger agreed that Mr. Goff would serve as Executive Vice Chairman of the combined company. The parties thereafter negotiated the terms of Mr. Goff’s letter agreement in order for him to assume the role of Executive Vice Chairman after the closing of the merger.

The following underlined language is added to the third full paragraph in the section of the Definitive Proxy Statement entitled “The Merger-Opinion of Goldman Sachs, Andeavor’s Financial Advisor-Selected Companies Analysis” that appears on page 126.

Although none of the selected companies is directly comparable to Andeavor or MPC, the companies ~~included~~ were chosen because they are publicly traded companies in the North American oil and gas refining industry with a market capitalization above $15 billion that have certain operational and financial characteristics ~~business profiles~~ that, based on Goldman Sachs’ professional judgment and experience, for purposes of analysis may be considered similar to the ~~business profiles~~ operational and financial characteristics of Andeavor and MPC in light of, among other factors, their respective business profiles.

The following underlined language is added to the second full paragraph in the section of the Definitive Proxy Statement entitled “The Merger-Opinion of Goldman Sachs, Andeavor’s Financial Advisor-Illustrative Present Value of Future Share Price Analysis-Andeavor Standalone” that appears on page 130.

Goldman Sachs performed illustrative analyses of the implied present values of illustrative future values per share of Andeavor common stock on a standalone basis, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s financial multiples. Goldman Sachs calculated illustrative implied equity values per share of Andeavor common stock as of December 31, 2018 and December 31, 2019 on a standalone basis by applying one-year forward EV/EBITDA multiples ranging from 6.0x to 7.0x to estimated EBITDA for Andeavor for 2019 and 2020 as reflected in the Andeavor forecasts, which are referred to as the 2019 Andeavor EBITDA estimate and the 2020 Andeavor EBITDA estimate, respectively. To derive illustrative implied equity values per share of Andeavor common stock on a standalone basis, Goldman Sachs subtracted from the range of illustrative enterprise values it derived for Andeavor on a standalone basis (i) the amount of Andeavor’s net debt as of December 31, 2018 and December 31, 2019, as estimated by Andeavor management, (ii) illustrative estimated equity values of Andeavor’s non-controlling interest in Andeavor Logistics, which was calculated by applying an assumed EV/EBITDA multiple of 11x to the estimated EBITDA for Andeavor Logistics ~~for 2019 and 2020 as set forth in the Andeavor forecasts~~ of $1,483,000,000 and $1,673,000,000 for 2019 and 2020, respectively, subtracting from the resulting enterprise values for Andeavor Logistics the amount of net debt and preferred equity for Andeavor Logistics as of December 31, 2018 and December 31, 2019, each as provided by Andeavor management, and multiplying the resulting illustrative equity values of Andeavor Logistics by the percentage of public ownership in Andeavor Logistics of 38.5%, as provided by Andeavor management, and (iii) the amount of preferred equity for Andeavor Logistics as of December 31, 2018 and December 31, 2019, respectively, as provided by Andeavor management. The illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account multiple estimates for Andeavor, MPC, Andeavor Logistics, the selected companies and certain other master limited partnerships that for purposes of this analysis may be considered similar to Andeavor Logistics, calculated using the forecasts and IBES estimates. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Andeavor on a standalone basis of 143,134,452 shares, as provided by Andeavor management (which gave effect to estimated share repurchases by Andeavor for the remainder of 2018 but assumed no share repurchases after 2018 as directed by Andeavor management), to derive a range of illustrative values per share of Andeavor common stock on a standalone basis as of December 31, 2018 and December 31, 2019. Goldman Sachs then discounted to present value as of January 1, 2018, using an illustrative discount rate of 10.0%, reflecting an estimate of Andeavor’s cost of equity, (i) the sum of (x) the theoretical future value of Andeavor common stock as of December 31, 2018 and (y) the aggregate per share dividends estimated for 2018 of $2.80 as reflected in the Andeavor forecasts and (ii) the sum of (x) the theoretical future value of Andeavor common stock as of December 31, 2019 and (y) the aggregate per share dividends estimated for 2018 and 2019 of $2.80 and $3.10, respectively, as reflected in the Andeavor forecasts. Goldman Sachs derived the illustrative discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of illustrative implied present values per share of Andeavor common stock of (i) $116.75 to $147.87 based on the 2019 Andeavor EBITDA estimate and (ii) $168.76 to $206.47 based on the 2020 Andeavor EBITDA estimate. The illustrative implied present value per share of Andeavor common stock resulting from this analysis using the upper end of the presented multiple range was (i) $163.43 based on the 2019 Andeavor EBITDA estimate and (ii) $225.32 based on the 2020 Andeavor EBITDA estimate.

The following underlined language is added to the second full paragraph in the section of the Definitive Proxy Statement entitled “The Merger-Opinion of Goldman Sachs, Andeavor’s Financial Advisor-Illustrative Present Value of Future Share Price Analysis-Implied Valuation Uplift” that appears on page 131.

Assuming, alternatively, as directed by Andeavor management, the all-stock consideration scenario and the mixed consideration scenario, Goldman Sachs performed an illustrative analysis of the implied present value, as of January 1, 2018, of the future price per share of MPC common stock pro forma for the merger and calculated the implied valuation uplift for Andeavor common stock upon consummation of the merger. Goldman Sachs first calculated the implied values per share of MPC common stock pro forma for the merger as of December 31, 2018 and December 31, 2019 by applying one-year forward EV/EBITDA multiples ranging from 6.0x to 7.0x to estimated EBITDA for fiscal years 2019 and 2020 (which do not include the illustrative capitalized value of the synergies) as reflected in the MPC pro forma forecasts, which are referred to as the 2019 MPC pro forma EBITDA estimate and the 2020 MPC pro forma EBITDA estimate, respectively, and adding to the resulting illustrative enterprise values an illustrative capitalized value of the synergies of $10 billion, calculated using the forecasts and approved for Goldman Sachs’ use by Andeavor. To derive illustrative implied equity values per share of MPC common stock pro forma for the merger, Goldman Sachs subtracted from the range of illustrative enterprise values it derived for MPC pro forma for the merger (including the illustrative capitalized value of the synergies) (i) the amount of MPC’s net debt pro forma for the merger as of December 31, 2018 and December 31, 2019, as estimated by Andeavor management, (ii) ~~the~~ an illustrative estimated equity value of Andeavor’s non-controlling interest in Andeavor and ~~the~~ an illustrative estimated equity value of MPC’s non-controlling interest in MPLX, which were calculated by applying an assumed EV/EBITDA multiple of 11x to the estimated EBITDA for Andeavor Logistics of $1,483,000,000 and $1,673,000,000 for 2019 and 2020, respectively, and the estimated EBITDA for MPLX of $3,651,000,000 and $3,911,000,000 for 2019 and 2020, respectively, ~~as set forth in the MPC pro forma forecasts~~ (which do not include the illustrative capitalized value of the synergies), subtracting from the resulting enterprise values for each of Andeavor Logistics and MPLX the amount of net debt and preferred equity for Andeavor Logistics and MPLX (on an as-converted basis for MPLX) as of December 31, 2018 and December 31, 2019, respectively, each as provided by Andeavor management, and multiplying the resulting equity values for each of Andeavor Logistics and MPLX by the percentage of public ownership in Andeavor Logistics and MPLX, as provided by Andeavor management, which was 38.5% for Andeavor Logistics as of both December 31, 2018 and 2019 and 36.4% and 38.8% for MPLX as of December 31, 2018 and as of December 31, 2019, respectively, and (iii) the amount of preferred equity of Andeavor Logistics and MPLX (on an as-converted basis for MPLX) as of December 31, 2018 and December 31, 2019, respectively, as provided by Andeavor management. The illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account multiple estimates for Andeavor, MPC, Andeavor Logistics, MPLX, the selected companies and certain other master limited partnerships that for purposes of this analysis may be considered similar to Andeavor Logistics and MPLX, calculated using the forecasts and IBES estimates. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of MPC pro forma for the merger of 681,404,427 shares, as provided by Andeavor management (which gave effect to estimated share repurchases by MPC pro forma for the merger for the rest of 2018 but assumed no share repurchases after 2018, as directed by Andeavor management) and assuming, as directed by Andeavor management, a mixed consideration scenario. Goldman Sachs then discounted to present value as of January 1, 2018, using an illustrative discount rate of 9.7%, reflecting an estimate of MPC’s cost of equity pro forma for the merger, (i) the sum of (x) the theoretical future value of MPC common stock pro forma for the merger as of December 31, 2018 and (y) the aggregate per share dividends estimated for 2018 of $1.84 as reflected in the MPC pro forma forecasts and (ii) the sum of (x) the theoretical future value of MPC common stock pro forma for the merger as of December 31, 2019 and (y) the aggregate per share dividends estimated for 2018 and 2019 of $1.84 and $2.02, respectively, as reflected in the MPC pro forma forecasts to derive a range of illustrative implied present values per share of MPC common stock pro forma for the merger. Goldman Sachs derived the illustrative discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated a range of illustrative implied values for the pro forma value to be received per share of Andeavor common stock pursuant to the merger agreement for the all-stock consideration scenario as directed by Andeavor management by multiplying the implied present values per share of MPC common stock pro forma for the merger derived from the above analysis by the exchange ratio. Goldman Sachs then calculated a range of illustrative implied values for the pro forma value to be received per share of Andeavor common stock for the mixed consideration scenario as directed by Andeavor management by adding (i) the product obtained by multiplying 0.85 by the product of the implied present values per share of MPC common stock pro forma for the merger derived from the above analysis multiplied by the exchange ratio and (ii) the product obtained by multiplying 0.15 by the $152.27 cash consideration. This analysis resulted in a range of illustrative implied values for the pro forma value to be received per share of Andeavor common stock pursuant to the merger agreement of (i) $132.14 to $165.44 based on the 2019 MPC pro forma EBITDA estimate and assuming an all-stock consideration scenario, (ii) $167.75 to $204.72 based on the 2020 MPC pro forma EBITDA estimate and assuming an all-stock consideration scenario, (iii) $135.16 to $163.46 based on the 2019 MPC pro forma EBITDA estimate and assuming a mixed consideration scenario and (iv) $165.43 to $196.85 based on the 2020 MPC pro forma EBITDA estimate and assuming a mixed consideration scenario. The illustrative implied value for the pro forma value to be received per share of Andeavor common stock resulting from this analysis using the upper end of the presented multiple range was (i) $182.08 based on the 2019 MPC pro forma EBITDA estimate and assuming an all-stock consideration scenario, (ii) $223.20 based on the 2020 MPC pro forma EBITDA estimate and assuming an all-stock consideration scenario, (iii) $177.61 based on the 2019 MPC pro forma EBITDA estimate and assuming a mixed consideration scenario and (iv) $212.56 based on the 2020 MPC pro forma EBITDA estimate and assuming a mixed consideration scenario.

Forward-looking Statements
This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation ("MPC"). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor ("ANDV") and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as "anticipate," "believe," "could," "design," "estimate," "expect," "forecast," "goal," "guidance," "imply," "intend," "may," "objective," "opportunity," "outlook," "plan," "position," "potential," "predict," "project," "prospective," "pursue," "seek," "should," "strategy," "target," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company's control and are difficult to predict. Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC's share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2017, and in the Form S-4 filed by MPC, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, MPC and ANDV have filed relevant materials with the SEC, including MPC’s registration statement on Form S-4 that includes a definitive joint proxy statement/prospectus and was declared effective by the SEC on August 3, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of MPC and ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC's Investor Relations at 419.421.2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV's Investor Relations at 210.626.4757.
Participants in Solicitation
MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC's participants is set forth in the proxy statement, filed March 15, 2018, for MPC's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV's participants is set forth in the proxy statement, filed March 15, 2018, for ANDV's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Corporation

Date: September 14, 2018	By:	/s/ Molly R. Benson
Name: Molly R. Benson
Title: Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary